Exhibit 99.1

FOR IMMEDIATE RELEASE	June 2, 2010

COMSTAR — UNITED TELESYSTEMS OJSC

FINANCIAL RESULTS

FOR THE FIRST QUARTER OF 2010

Moscow, Russia – June 2, 2010 – “COMSTAR – United TeleSystems” OJSC (“Comstar” or “the Group”) (LSE: CMST), the largest integrated telecommunications provider in Moscow and 82 Russian cities, today announced its unaudited consolidated US GAAP financial results for the three months ended March 31, 2010.

FIRST QUARTER HIGHLIGHTS

•                  Consolidated revenues up 7% year on year in ruble terms to US$ 407.0 million(1)

•                  OIBDA(2) up 24% year on year in ruble terms to US$ 178.8 million, including US$ 19.0 million reversal of previously accrued expenses for cancelled 2008 phantom option programme

•                  Increased OBIDA margin of 43.9% (39.2% when excluding reversal of previously accrued phantom option expenses)

•                  Net income attributable to Comstar-UTS shareholders more than tripled year on year in ruble terms to US$ 60.3 million

•                  Cash and cash equivalents and short term investments up four times year on year in ruble terms to US$ 545.4 million

•                  Cash flow from operations up 28% year on year in ruble terms to US$ 148.1 million

•                  Cash capital expenditure(3) of US$ 16.5 million represents 4.1% of consolidated revenues

•                  Free cash flow(4) up 2.7 times year on year in ruble terms to US$ 131.5 million

•                  Total broadband subscriber base up 16% year on year and 5% quarter on quarter  to 1.4 million

•                  DLD/ILD traffic passed through Comstar’s proprietary network up more than 4 times year on year to 161 million minutes, with DLD/ILD consolidated revenues of US$ 18.5 million

•                  Agreements for telecom services signed with the owners of 37 commercial real estate projects comprising  approximately 2 million square metres in Moscow

(1)  The average exchange rate for the periods were:

29.89 Russian Rubles (RUR) per US$ 1 in the first quarter of 2010; RUR 33.93 per US$ 1 in the first quarter of 2009; RUR 29.47  per US$ 1 in the fourth quarter of 2009

(2)  Here and below, please refer to Attachment A to this statement for a full definition and reconciliation of OIBDA

(3)  Here and below, cash capital expenditure (“Cash CAPEX”) comprises purchases of property, plant and equipment, and intangible assets

(4)  Here and below, Free Cash Flow is calculated as operating cash flow net of cash capital expenditure

KEY STRATEGIC DEVELOPMENTS

•                  MGTS’s regulated local connection tariffs and regulated line rental tariffs for corporate and residential subscribers were increased by 10.3% in rubles from February 1, 2010

•                  MGTS’ Extraordinary General Meeting of Shareholders on March 26, 2010 approved a dividend payment to holders of MGTS preferred shares, which  became non-voting upon dividend payment

•                  Interest rate on RUR 26.0 billion credit facility reduced from 13.35% to 10.5% with effect from March 1, 2010 and grace period extended until September 27, 2010

•                  RUR 5.8 billion three year credit facility provided by Sberbank for draw down before end of 2010, with 10.5% annual interest rate and grace period until end of 2011

•                  Acquisition of TenzorTelecom, one of the largest internet service providers in the Central Federal District, in February 2010

•                  Establishment of project centre for the development of innovative technologies and services

•                  Signing of agreements to sell 25%+1(5) share stake in OJSC Svyazinvest to OJSC Rostelecom for RUR 26 billion through a series of transactions and subject to obtaining the necessary corporate approvals by the parties involved

Sergey Pridantsev, President and Chief Executive Officer, commented: “We have delivered another quarter of healthy operating and financial results in line with our expectations:  consolidated revenues were up 7% year on year in ruble terms, underlying OIBDA margin was 39.2%, free cash flow increased 2.7 times year on year while net debt was down 22% since the end of 2009. We have made significant progress with the restructuring of our ownership in Svyazinvest by signing a sale and purchase agreement with Rostelecom. We have also moved forward consistently with the integration of our operations into MTS, by commencing the rebranding of our alternative segment business and launching the first convergent subscriber offerings.

“In accordance with our strategy to develop and introduce innovative technologies and provide customers with enhanced service offerings, we have established a Project Centre to develop the seamless communications space for our customers by implementing IMS technology in the MGTS network.”

(5)  17.3% is owned by Comstar directly with another 7.7% owned by MGTS Finance S.A., which is controlled by Comstar.

FINANCIAL SUMMARY

	RUR millions, except where stated otherwise					US$ millions, except where stated otherwise
	Q1 2010	Q1 2009	Growth (%)	Q4 2009	Growth (%)	Q1 2010	Q1 2009	Growth (%)	Q4 2009	Growth (%)

Revenues	12,167	11,343	7%	12,133	0%	407.0	334.4	22%	411.7	(1)%

OIBDA	5,337	4,291	24%	4,847	10%	178.8	126.4	42%	164.7	9%
Margin (%)	43.9%	37.8%		40.0%		43.9%	37.8%		40.0%

Operating income	3,881	2,798	39%	3,175	22%	130.1	82.2	58%	108.1	20%
Margin (%)	31.9%	24.7%		26.2%		32.0%	24.6%		26.2%

Net income / (loss) attributable to Comstar-UTS’ shareholders	1,794	494	263%	(8,821)	—	60.3	12.6	378%	(294.0)	—

Cash flow from operations	4,420	3,460	28%	4,272	3%	148.1	99.2	49%	145.4	2%
Cash CAPEX	495	2,024	(76)%	800	(38)%	16.5	59.7	(72)%	27.1	(39)%
% of revenues	4.1%	17.8%		6.6%		4.1%	17.8%		6.6%

Free Cash Flow	3,925	1,436	173%	3,472	13%	131.5	39.5	233%	118.3	11%

Total Assets	112,367	116,017	(3)%	109,382	3%	3,826.7	3,410.9	12%	3,616.6	6%

OPERATING REVIEW

Group Overview

Comstar generated 7% year on year revenue growth in ruble terms in the first quarter, which reflected:

•                  Growing domestic and international long distance (DLD/ILD) and Calling Party Pays (CPP) traffic volumes, as well as the growth in the MGTS Broadband Internet business

•                  Ongoing up-selling of regional pay-TV subscribers to broadband Internet services

•                  Average increases in MGTS regulatory ruble prices for residential and corporate voice services of 8.0% from March 1, 2009 and 10.3% from February 1, 2010

•                  12% average increase in ruble prices in the alternative segment in Moscow and the regions from March 1, 2009

Group’s revenues were also stable quarter on quarter despite the fact that the first quarter is a seasonally weaker period of the year.

Revenues from fixed-to-mobile calls grew by 8% year on year to RUR 1,177 million in the first quarter, which represented 10% of Group revenues. CPP-traffic levels were up 4% year on year to 812 million minutes in the first quarter of 2010.

	RUR millions					US$ millions
Operating Expenses(6)	Q1 2010	Q1 2009	Growth (%)	Q4 2009	Growth (%)	Q1 2010	Q1 2009	Growth (%)	Q4 2009	Growth (%)
Employee expenses	2,242	2,754	(19)%	2,560	(12)%	74.7	81.3	(8)%	86.6	(14)%
Network traffic expenses	1,696	1,542	10%	1,707	(1)%	56.8	45.4	25%	57.9	(2)%
Selling & marketing expenses	465	345	35%	444	5%	15.6	10.1	54%	15.1	4%
Repair & maintenance expenses	371	406	(9)%	468	(21)%	12.4	11.9	4%	15.9	(22)%
Taxes	387	328	18%	371	4%	12.9	9.7	34%	12.6	3%
Utility & energy expenses	450	400	13%	367	22%	15.0	11.8	27%	12.5	21%
Other, net	1,218	1,277	(5)%	1,368	(11)%	40.7	37.8	8%	46.5	(12)%

Total	6,830	7,052	(3)%	7,286	(6)%	228.2	208.0	10%	247.0	(8)%
% of revenues	56.1%	62.2%		60.0%		56.1%	62.2%		60.0%

Total operating expenses, when excluding depreciation and amortisation costs, were down 3% year on year in ruble terms in the first quarter, which reflected the net effect of:

•                  US$ 19.0 million reversal of previously accrued expenses for cancelled 2008 phantom option programme

•                  Growing DLD/ILD and CPP traffic volumes

•                  Increased sales and marketing activity in line with economic stabilisation and rising demand for services

•                  Re-negotiation of repair and maintenance contracts

Total operating expenses, when excluding depreciation and amortisation costs, were down 6% quarter on quarter in ruble terms in the first quarter, which reflected the net effect of:

•                  US$ 19.0 million reversal of previously accrued expenses for cancelled 2008 phantom option programme

•                  Declining social tax scale which results in seasonal increase in social taxes in the beginning of the year

•                  Higher regulated utility and energy tariffs and the seasonality

•                  Reduced repair and maintenance expenses due to the seasonality

Group OIBDA was therefore up 24% year on year in ruble terms, with an increased OIBDA margin of 43.9%. Group OIBDA was up 10% quarter on quarter in line with the writing-off of phantom option expenses and usual seasonal patterns.

Group depreciation and amortisation charges were down 2% year on year in ruble terms and down 13% quarter on quarter, which reflected the completion of the depreciation and write-off of MGTS analogue equipment, as well as due to certain write-offs through accelerated depreciation which were recorded in the fourth quarter of 2009.

Interest expense decreased by 9% quarter on quarter in ruble terms and by 28% year on year, which reflected the interest payments made under the terms of the restructured put option settlement in the first quarter of 2009, the repayment of certain other borrowings and the reduction in the interest rate payable on the Sberbank credit facility from 13.35% to 10.5% from March 1, 2010. Interest income was down 20% year on year and 3% quarter on quarter following the fall in interest rates as the financial markets have gradually stabilized.

The Group’s income tax charges increased by 53% year on year in the first quarter due to the increase of pre-tax income; growth rates of income tax and pre-tax income differ due to the significant share of non-deductible expenses reported in the first quarter of 2009. The Group’s income tax charges were reduced by 7% quarter on quarter, which reflected the RUR 220 million of deferred tax assets that were written off in

(6) Excluding depreciation and amortisation, net

the fourth quarter of 2009 in connection with the intercompany sale of certain legacy STREAM-TV entities.

Net income attributable to non-controlling shareholders was up approximately 7 times year on year in the first quarter, which was largely due to the foreign currency losses incurred by MGTS Finance S.A. on the US dollar denominated promissory notes related to the repayment of the put option in the first quarter of 2009. Total net income attributable to Comstar-UTS’ shareholders increased more than three times year on year and compared with a loss in the fourth quarter of 2009 and amounted to RUR 1,794. The quarter on quarter developments in net income were distorted by the fourth quarter 2009 impairment of the value of the shareholding in Svyazinvest, which was made in anticipation of the restructuring of the ownership stake.

Overview of Broadband Internet & Pay-TV Business in Moscow & the Regions

This overview addresses the Group’s actual and potential development in the Russian broadband internet and pay-TV markets. The operating and financial results for these businesses are included in each of the three following reporting segments.

	Q1 2010	Q1 2009	Growth (%)	Q4 2009	Growth (%)
MOSCOW

Residential
Voice subscribers (000s)	3,609	3,595	0%	3,608	0%
ARPU(7) (RUR)	332	299	11%	320	4%
ARPU (US$)	11.1	8.8	26%	10.9	2%

Voice + Broadband Internet subscribers(8) (000s)	860	795	8%	847	2%
ARPU (RUR)	302	323	(6)%	350	(14)%
ARPU (US$)	10.1	9.5	6%	11.9	(15)%
Premium subscribers(9) (000s)	583	635	(8)%	601	(3)%
ARPU (RUR)	341	342	0%	398	(14)%
ARPU (US$)	11.4	10.1	13%	13.5	(15)%
Mass-market subscribers (000s)	276	160	73%	246	12%
ARPU (RUR)	212	231	(8)%	224	(5)%
ARPU (US$)	7.1	6.8	4%	7.6	(6)%

Voice + Broadband Internet + Pay-TV subscribers(10) (000s)	125	137	(9)%	128	(3)%
ARPU (RUR)	550	496	11%	630	(13)%
ARPU (US$)	18.4	14.6	26%	21.4	(14)%

Corporate
Broadband Internet subscribers (000s)	46	51	(11)%	47	(3)%
ARPU (RUR)	3,924	3,830	2%	4,212	(7)%
ARPU (US$)	131.3	112.8	16%	143.0	(8)%

REGIONS

Residential

Households passed(11) (000s)	4,147	3,579	16%	3,894	7%

Pay-TV subscribers (000s)	1,997	1,952	2%	1,996	0%
ARPU (RUR)	110	103	6%	104	5%
ARPU (US$)	3.7	3.0	21%	3.5	4%
Premium subscribers (000s)	1,642	1,574	4%	1,634	1%
ARPU (RUR)	131	125	5%	125	5%
ARPU (US$)	4.4	3.7	19%	4.2	3%
Social subscribers (000s)	355	378	0%	362	(2)%
ARPU (RUR)	13	12	0%	12	6%
ARPU (US$)	0.4	0.4	0%	0.4	5%

Pay-TV + Broadband Internet subscribers (000s)	426	300	42%	378	13%

(7) Here and below, excluding connection fees, including CPP where applicable

(8) Subscribers to Voice +  Broadband Internet service

(9) Subscribers to Broadband Internet, Pay-TV (IPTV and HDTV), VOD and other value added services

(10) Subscribers to Voice + Broadband Internet +  Pay-TV services

(11) Households passed by Comstar and STREAM-TV branches (from January 2009)

	Q1 2010	Q1 2009	Growth (%)	Q4 2009	Growth (%)
ARPU (RUR)	297	359	(17)%	303	(2)%
ARPU (US$)	9.9	10.5	(5)%	10.3	(3)%

Voice subscribers (000s)	259	261	(1)%	259	0%
ARPU (RUR)	283	307	(8)%	275	3%
ARPU (US$)	9.5	9.0	5%	9.3	1%

Corporate
Broadband Internet subscribers (000s)	28	23	20%	26	9%
ARPU (RUR)	2,352	2,946	(20)%	2,624	(10)%
ARPU (US$)	78.7	87.6	(10)%	89.0	(12)%

TOTAL NUMBER OF HOUSEHOLDS PASSED (000s)	7,756	7,173	8%	7,502	3%
TOTAL NUMBER OF BROADBAND INTERNET SUBSCRIBERS (000s)	1,359	1,169	16%	1,298	5%
TOTAL NUMBER OF PAY-TV SUBSCRIBERS (000s)	2,122	2,090	2%	2,124	0%

Broadband in Moscow

Residential broadband subscriber base in Moscow grew by 8% year-on-year to 860 thousand. The Group continued to grow its residential double play (voice + broadband internet) subscriber base in Moscow in the first quarter, with ARPU levels reflecting the usual quarter on quarter seasonality patterns. The MGTS mass market residential subscriber base grew by 30 thousand subscribers quarter on quarter and 116 thousand subscribers year on year to a total of 276 thousand subscribers by the end of the quarter. The number of premium residential subscribers was slightly down quarter on quarter and premium segment ARPU was stable year on year in ruble terms.

The number of triple-play subscribers in Moscow (voice, broadband internet & pay-TV) was largely stable down quarter on quarter and ARPU was up by 11% year on year.

Broadband in the Regions

Comstar also has “last mile” access to 4.1 million households in cities outside Moscow, of which 2.0 million are active pay-TV users. The regional broadband internet subscriber base grew by 126 thousand year on year and 48 thousand quarter on quarter to 426 thousand. Comstar also began the process of modernizing the existing regional networks and up-selling its existing regional pay-TV subscribers to broadband Internet services. The increase is also partly attributable to the consolidation of the subscriber base of TenzorTelecom, which was acquired in February 2010.

SEGMENTAL OPERATING REVIEW

1. Traditional Segment in Moscow

Comstar owns 69.93% of Moscow City Telephone Network (MGTS), which is Moscow’s incumbent fixed-line telecommunications operator and the infrastructure provider for the Group. MGTS is the owner of ‘last mile’ access in Moscow, which is not unbundled and provides 4.4 million residential and corporate telephony lines. MGTS provides regulated voice services, unregulated mass market broadband internet access and pay-TV services, as well as DLD/ILD services as an agent to Comstar.

Operating Highlights

	Q1 2010	Q1 2009	Growth (%)	Q4 2009	Growth (%)

Installed telephone lines (000s)	4,896	4,856	1%	4,897	0%

Residential
Number of subscribers / active lines (000s)	3,609	3,595	0%	3,608	0%
CPP traffic (millions of minutes)	487	464	5%	524	(7)%
ARPU (RUR)	349	309	13%	335	4%
ARPU (US$)	11.7	9.1	28%	11.4	3%

Corporate
Number of active lines (000s)	783	765	2%	761	3%
Number of subscribers (000s)	70	96	(27)%	70	1%
CPP traffic (millions of minutes)	211	194	9%	235	(10)%
ARPU (excl. revenue from points of interconnect) (RUR)	6,468	4,457	45%	6,485	0%
ARPU (excl. revenue from points of interconnect) (US$)	216.4	131.3	65%	220.1	(2)%

Number of points of interconnect (000s)	23	30	(22)%	28	(18)%
Average monthly revenue per point of interconnect (RUR)	6,036	5,271	15%	5,982	1%
Average monthly revenue per point of interconnect (US$)	201.9	155.7	30%	203.0	(1)%

Operators
Number of interconnected operators	207	247	(16)%	207	0%
Number of points of interconnect (000s)	225	222	1%	225	0%
Average monthly revenue per point of interconnect (RUR)	1,161	1,129	3%	1,108	5%
Average monthly revenue per point of interconnect (US$)	38.8	33.3	17%	37.6	3%

Financial Highlights

	RUR millions					US$ millions
	Q1 2010	Q1 2009	Growth (%)	Q4 2009	Growth (%)	Q1 2010	Q1 2009	Growth (%)	Q4 2009	Growth (%)

Revenues
Residential	3,812	3,374	13%	3,668	4%	127.5	99.5	28%	124.5	2%
Corporate	1,881	1,817	3%	1,925	(2)%	62.9	53.6	17%	65.3	(4)%
Operators	2,024	1,960	3%	1,947	4%	67.7	57.7	17%	66.1	2%
Total	7,717	7,152	8%	7,540	2%	258.1	210.8	22%	255.9	1%
Intersegment sales	(769)	(743)	3%	(742)	4%	(25.6)	(21.9)	17%	(25.2)	2%
Net Revenues	6,948	6,408	8%	6,798	2%	232.5	188.9	23%	230.7	1%
Operating Expenses(12)	4,001	3,971	1%	4,043	(1)%	133.8	117.1	14%	137.1	(2)%
OIBDA, gross	3,716	3,180	17%	3,497	6%	124.4	93.8	33%	118.8	5%
Margin (%)	48.2%	44.5%		46.4%		48.2%	44.5%		46.4%

Net revenues were up 8% year on year in ruble terms and up 2% quarter on quarter. This reflected the average regulatory ruble price increases for residential and corporate voice services of 8% from March 1, 2009 and 10.3% from February 1, 2010, as well as a 17% increase in regulated interconnect tariffs from September 1, 2009 and year-on-year growth in CPP traffic volumes.

Operating expenses, excluding depreciation and amortisation charges, increased by 1% year on year in ruble terms,  primarily due to the net effect of US$ 4.6 million reversal of previously accrued expenses for cancelled 2008 phantom option programme, increase in network traffic costs in line with increasing traffic volumes, growing selling and marketing costs in line with the growing demand in the second half of the year, and rising regulated utility tariffs. Operating expenses, excluding depreciation and amortisation charges, decreased by 1% quarter on quarter in ruble terms, mainly due to the reversal of previously accrued expenses for cancelled 2008 phantom option programme and seasonal increase in personnel expenses in line with the declining social taxes scale.

Segment OIBDA therefore increased by 17% year on year and 6% quarter on quarter in ruble terms, with an increased OIBDA margin of 48.2% (46.4% when excluding reversal of previously accrued phantom option expenses).

(12) Excluding depreciation and amortisation charges

2. Alternative Segment in Moscow

Comstar owns a group of leading alternative fixed-line telecommunications operators, which provide broadband internet access, Domestic and International Long Distance telephony services, and multi-service solutions to residential and corporate subscribers in Moscow and the surrounding region. The segment includes the Comstar-Direct, Comstar-Moscow and Moscow Region operations.

Operating Highlights

	Q1 2010	Q1 2009	Growth (%)	Q4 2009	Growth (%)
Installed telephone lines (000s)	658	653	1%	659	0%

Residential
Number of subscribers(13) (000s)	583	666	(12)%	607	(4)%
ARPU (RUR)	527	367	44%	549	(4)%
ARPU (US$)	17.6	10.8	63%	18.6	(5)%

Corporate
Number of subscribers (000s)	27	30	(8)%	27	0%
ARPU (RUR)	13,668	11,951	14%	14,737	(7)%
ARPU (US$)	457.3	351.6	30%	500.1	(9)%

Operators
Number of active lines (000s)	438	438	0%	438	0%
– of which, used by mobile operators (000s)	307	307	0%	307	0%

Financial Highlights

	RUR millions					US$ millions
	Q1 2010	Q1 2009	Growth (%)	Q4 2009	Growth (%)	Q1 2010	Q1 2009	Growth (%)	Q4 2009	Growth (%)
Revenues
Corporate	1,513	1,486	2%	1,583	(4)%	50.6	43.8	16%	53.7	(6)%
Operators	827	819	1%	862	(4)%	27.7	24.2	15%	29.3	(5)%
Residential	956	772	24%	1,020	(6)%	32.0	22.7	40%	34.6	(8)%
Total	3,296	3,077	7%	3,465	(5)%	110.3	90.7	22%	117.5	(6)%
Intersegment sales	(126)	(98)	29%	(150)	(16)%	(4.2)	(2.9)	46%	(5.1)	(17)%
Net Revenues	3,170	2,979	6%	3,315	(4)%	106.0	87.8	21%	112.5	(6)%
Operating Expenses(14)	2,367	2,495	(5)%	2,738	(14)%	79.0	73.5	8%	92.9	(15)%
OIBDA, gross	929	582	59%	727	28%	31.2	17.2	81%	24.7	26%
Margin (%)	28.2%	18.9%		21.0%		28.3%	19.0%		21.0%

Net revenues were up 6% year on year in the first quarter in ruble terms due to rising DLD/ILD volumes and down 4% quarter on quarter in line with the usual seasonal patterns.

Operating expenses, excluding depreciation and amortisation charges, were down 5% year on year and 14% quarter on quarter in ruble terms due to the net effect of reversal of US$ 13.3 million of previously accrued expenses for cancelled 2008 phantom option programme, the rise in network traffic expenses due to growing CPP and DLD/ILD traffic volumes and in selling and marketing expenses due to increased demand for the Group’s services.

(13) Subscribers to Broadband Internet, Pay-TV, Voice and other services

(14) Excluding depreciation and amortisation charges

Segment OIBDA was therefore up 59% year on year and 28% quarter on quarter in ruble terms, with an increased OIBDA margin of 28.2% (16.1% when excluding reversal of previously accrued phantom option expenses).

3. Alternative segment in the Regions & CIS

This segment comprises the Group’s operations in 82 Russian cities and in Ukraine and Armenia.

Operating Highlights

	Q1 2010	Q1 2009	Growth (%)	Q4 2009	Growth (%)
Residential
Number of subscribers (000s)	2,630	2,524	4%	2,606	1%
ARPU (RUR)	158	152	4%	150	5%
ARPU (US$)	5.3	4.5	19%	5.1	4%
Corporate
Number of subscribers (000s)	58	52	13%	52	12%
ARPU (RUR)	3,299	3,532	(7)%	3,579	(8)%
ARPU (US$)	110.4	104.5	6%	121.4	(9)%
Operators
Number of active lines (000s)	7	2	231%	2	246%

Financial Highlights

	RUR millions					US$ millions
	Q1 2010	Q1 2009	Growth (%)	Q4 2009	Growth (%)	Q1 2010	Q1 2009	Growth (%)	Q4 2009	Growth (%)
Revenues
Residential	1,252	1,159	8%	1,178	6%	41.9	34.1	23%	40.0	5%
Corporate	563	539	5%	569	(1)%	18.8	15.9	18%	19.3	(2)%
Operators	371	286	30%	411	(10)%	12.4	8.4	47%	13.9	(11)%
Total	2,186	1,984	10%	2,158	1%	73.1	58.5	25%	73.2	(0)%
Intersegment sales	(137)	(29)		(138)	(1)%	(4.6)	(0.8)		(4.7)	(2)%
Net Revenues	2,049	1,955	5%	2,020	1%	68.6	57.7	19%	68.5	0%
Operating Expenses(15)	1,481	1,424	4%	1,532	(3)%	49.5	42.2	17%	51.9	(5)%
OIBDA, gross	705	560	26%	626	13%	23.6	16.3	45%	21.3	11%
Margin (%)	32.3%	28.2%		29.0%		32.3%	27.9%		29.1%

Net revenues were up 5% year on year and 1% quarter on quarter in ruble terms following the successful up-selling of residential pay-TV subscribers to double-play (broadband internet + pay-TV) services.

The quarter on quarter reduction in ruble operating expenses, excluding depreciation and amortisation charges, was primarily due to lower personnel costs resulting from the reversal of US$ 1.1 million of previously accrued expenses for cancelled 2008 phantom option programme. The 4% year on year rise was due to growing network traffic costs following increasing traffic volumes, net of the effect of the annual bonuses accrued for in 2008 and reversed in the first quarter of 2009.

Segment OIBDA was therefore up 26% year on year and 13% quarter-on-quarter in ruble terms, with an increased OIBDA margin was of 32.3% (30.8% when excluding reversal of previously accrued phantom option expenses).

(15) Excluding depreciation and amortisation charges

FINANCIAL REVIEW

Net cash generated by operating activities increased by 28% year on year to RUR 4.4 billion (US$ 148.1 million) in the first quarter due to the overall sales growth, the reduction in interest expenses and the optimization of the Group’s tax payment schedule.

Net cash used in investing activities totaled RUR 6.9 billion (US$ 230.0 million) and included RUR 9.2 billion (US$ 307.8 million) of purchases of short-term investments and RUR 495 million (US$ 16.5 million) of capital expenditure. The Group also received RUR 3.0 billion (US$ 100.3 million) from the redemption of short-term investments, including the RUR 2.2 billion of proceeds from the Sberbank promissory note purchased on September 27, 2009.

Free cash flow generation was therefore up 173% year on year and 13% quarter on quarter to RUR 3.9 billion (US$ 131.5 million), due to the increase in operating cash flow and decrease in capital expenditures.

Net cash used in financing activities amounted to RUR 419 million (US$ 14.0 million) in the quarter, and primarily comprised the repayment of Group debt and the acquisition of minority stakes in the Group’s regional subsidiaries in preparation for the legal reorganization.

The Group’s cash and cash equivalents and short term investments therefore increased approximately four times year on year and 26% quarter on quarter to RUR 16.0 billion (US$ 545.4 million) at the end of the period.

The Group’s total borrowings, including capital lease obligations, were reduced by 1% quarter on quarter to RUR 28.8 billion (US$ 981.3 million), and primarily comprised the RUR 26.0 billion Sberbank credit facility, the RUR 1.8 billion debt to MTS, and RUR 0.5 billion of vendor financing.

Comstar announced the agreement of revised repayment terms with Sberbank on March 10, 2010. The interest rate payable on the RUR 26.0 billion Sberbank credit facility has been reduced from 13.35% to 10.5% with effect from March 1, 2010, and the grace period has been extended until September 27, 2010. The March and June 2010 installments of RUR 4.3 billion each have been spread equally between the eight monthly repayments of RUR 3.25 billion planned between September 2010 and June 2012.  The interest rate payable on the facility will be 11.75% from September 28, 2010.

Sberbank has also granted Comstar a RUR 5.8 billion ruble three year credit facility, which can be utilized until the end of 2010, has a grace period until the end of 2011, and is subject to a 10.5% annual interest rate. The credit facility will be used to finance regional CAPEX and M&A projects.

Approximately 99% of the Group’s total debt was ruble denominated at the end of the first quarter of 2010, and the Group’s total debt was equivalent to 1.4 times annualized OIBDA, compared to 1.6 times at the end of 2009. The Group’s net debt(16) was reduced from RUR 16.4 billion at the end of 2009 to RUR 12.8 billion at the end of the quarter, and was equivalent to 0.6 times annualized OBIDA, compared to 0.9 times at the end of 2009.

(16) Calculated as total debt less cash and cash equivalents and short term investments

OTHER INFORMATION

Conference call

Comstar will host a conference call today at 7.00 AM (ET) / 12.00 PM (UK) / 1.00 PM (CET) / 3.00 PM (MOSCOW) . Participants may access the call by dialling the following numbers:

UK/ International:	+44 20 8515 2301
US:	+1 480 629 9773

A replay number will be available for 7 days after the conference call. To access the replay, please dial:

UK/ International:	+44 20 7154 2833
US:	+1 303 590 3030

The replay access number is 4311459#

The replay facility will also be made available at

http://www.comstar.ru/en/for_investors/finresults/2010/1q/ in due course.

***

For further information, please visit www.comstar-uts.com or contact:

Comstar-UTS	Shared Value Limited
Masha Eliseeva	Matthew Hooper
Tel: +7 985 997 08 52	Tel. +44 (0) 20 7321 5010
ir@comstar-uts.ru	comstar@sharedvalue.net

Comstar-UTS is the leading fixed-line telecommunications company in Moscow. Comstar provides voice, data, television and other value-added services to residential and corporate subscribers and operators, using its extensive backbone network and exclusive last mile access to 96% of Moscow households. The Company also offers communications services in 82 cities in the Russian regions, Armenia and Ukraine. Comstar had 3.6 million residential subscribers including 860 thousand residential broadband internet subscribers in Moscow, as well as 2.6 million regional and international residential subscribers, including 426 thousand residential broadband internet subscribers and 2.0 million residential pay-TV subscribers at the end of the first quarter of 2010. Comstar generated US$ 407.0 million of revenues and an 43.9% OIBDA margin for the three months ended March 31, 2010. Comstar’s Global Depositary Receipts are listed on the London Stock Exchange (ticker: CMST).

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Comstar-UTS. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might”, the negative of such terms or other similar expressions. Comstar-UTS wishes to caution that these statements are only predictions, and that actual events or results may differ materially. Comstar-UTS does not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Many factors could cause the actual results to differ materially from those contained in projections or forward-looking statements of Comstar-UTS, including, among others, general economic conditions, the competitive environment, risks associated with operating in Russia, rapid technological and market change in the industries Comstar-UTS operates in, as well as many other risks specifically related to Comstar-UTS and its operations.

Attachment A

NON-GAAP FINANCIAL MEASURES

This results statement includes financial information prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), as well as other non-GAAP financial information. The non-GAAP financial information should be considered as an addition to, but not as a substitute for, information prepared in accordance with US GAAP.

OIBDA is operating income before depreciation and amortisation, and the OIBDA margin is defined as OIBDA as a percentage of net revenues. These measures are included in this results statement in order to provide additional information regarding the Group’s ability to meet future debt service payments, capital expenditure and working capital requirements, and as a metric to evaluate profitability. OIBDA is not a measure of financial performance under US GAAP, and is not an alternative to operating income as a measure of operating performance, or to cash flows from operating activities as a measure of liquidity. While depreciation and amortisation are considered operating costs under US GAAP, these items primarily represent the non-cash current period allocation of costs arising from the acquisition or development of long-term assets in prior periods. OIBDA is commonly used as a criterion for evaluation of operating performance by credit and equity investors and analysts. The calculation of OIBDA may be different from the calculation used by other companies and comparability may therefore be limited. OIBDA can be reconciled to the Group’s consolidated statements as follows:

Reconciliation of OIBDA

	Q1 2010		Q1 2009		Q4 2009		Q1 2010		Q1 2009		Q4 2009
	RUR ‘mln	% of revs	RUR ‘mln	% of revs	RUR ‘mln	% of revs	US$ ‘mln	% of revs	US$ ‘mln	% of revs	US$ ‘mln	% of revs
Operating profit	3,881	31.9%	2,798	24.7%	3,175	26.2%	130.1	32.0%	82.2	24.6%	108.1	26.2%
Add: depreciation and amortization	1,456	12.0%	1,493	13.2%	1,672	13.8%	48.7	12.0%	44.1	13.2%	56.6	13.8%
OIBDA	5,337	43.9%	4,291	37.8%	4,847	40.0%	178.8	43.9%	126.4	37.8%	164.7	40.0%

Attachment B

“COMSTAR — United TeleSystems” OJSC

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended March 31,				Three months ended March 31,
	2010		2009			2010		2009
	(RUR million, except for share and per share amounts)				(US$ thousand, except for share and per share amounts)

Operating revenues	12,167		11,343			$407,023		$334,371
Operating expenses, excluding depreciation and amortisation, net	(6,830)		(7,052)		(228,214)			(208,008)
Depreciation and amortisation	(1,456)		(1,493)		(48,687)			(44,132)

Operating income	3,881		2,798			130,122		82,231

Interest income	198		246			6,631		7,381
Interest expense	(823)		(1,145)		(27,523)			(33,890)
Change in fair value of purchased call option	—		(137)			—		(4,810)
Reversal of provision for long-term investments and loans	—		150			—		4,329
Foreign currency transactions gain/(loss), net	5		(799)			153		(26,211)

Income before income taxes	3,261		1,113			109,383		29,030

Income tax expense	(792)		(518)		(26,515)			(15,091)

Net income	2,469		595			82,868		13,939

Less: net income attributable to the noncontrolling interest	(675)		(101)		(22,611)			(1,340)

Net income attributable to Comstar-UTS	1,794		494			$60,257		$12,599

Weighted average number of common shares outstanding – basic and diluted	404,456,856		358,224,856			404,456,856		358,224,856
Earnings per common share – basic and diluted	RUR	4.4	RUR	1.4	US$	0.15	US$	0.04

“COMSTAR — United TeleSystems” OJSC

UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEETS

	March 31,	December 31,	March 31,	December 31,
	2010	2009	2010	2009 (*)
	(RUR million)		(US$ thousand)
Assets

Current assets:

Cash and cash equivalents	4,645	7,517	$158,183	$248,542
Short-term investments and loans	11,371	5,168	387,250	170,886
Trade receivables, net	4,990	4,438	169,921	146,736
Other receivables, prepaid expenses and other current assets	1,537	1,770	52,345	58,524
Inventories and spare parts	916	831	31,186	27,491
Deferred tax assets, current portion	1,155	1,029	39,329	34,035

Total current assets	24,614	20,753	838,214	686,214

Property, plant and equipment, net	51,644	52,514	1,758,766	1,736,332
Intangible assets, net	8,421	8,392	286,796	277,464
Investments in shares of Svyazinvest	26,000	26,000	885,444	859,669
Other long-term investments and loans	1,596	1,600	54,362	52,890
Other long-term assets	92	123	3,120	4,076

Total assets	112,367	109,382	$3,826,702	$3,616,645

(*) The US$ amounts as of December 31, 2009 were derived from the audited consolidated financial statements of Comstar-UTS for the years ended December 31, 2009 and 2008 and should be read in conjunction with these statements.

“COMSTAR — United TeleSystems” OJSC

UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEETS (continued)

	March 31,	December 31,	March 31,	December 31,
	2010	2009	2010	2009 (*)
	(RUR million)		(US$ thousand)
Liabilities and equity:

Current liabilities:

Trade accounts payable, accrued expenses and other current liabilities	8,072	7,083	$274,911	$234,203
Deferred connection fees, current portion	774	814	26,349	26,921
Subscriber prepayments	1,284	1,237	43,729	40,916
Debt, current portion	10,173	7,036	346,431	232,644
Capital lease obligations, current portion	7	35	242	1,161

Total current liabilities	20,310	16,205	691,662	535,845

Long-term liabilities:

Deferred connection fees, net of current portion	2,746	2,816	93,530	93,097
Debt, net of current portion	18,635	21,987	634,610	726,997
Capital lease obligations, net of current portion	—	—	—	4
Post-retirement obligations	780	772	26,550	25,537
Property, plant and equipment contributions	2,729	2,733	92,937	90,349
Deferred tax liabilities, long-term portion	3,452	3,394	117,562	112,219
Payable to Sistema Hals	1,175	1,158	40,027	38,273

Total long-term liabilities	29,517	32,860	1,005,216	1,086,476

Total liabilities	49,827	49,065	1,696,878	1,622,321

Equity:
Comstar-UTS shareholders’ equity:
Common stock	418	418	23,900	23,900
Treasury stock	(13)	(13)	(857)	(857)
Additional paid-in capital	37,506	37,681	1,364,907	1,370,706
Retained earnings	11,232	9,438	399,315	338,986
Accumulated other comprehensive loss	(1,770)	(1,794)	(173,967)	(220,713)

Total Comstar-UTS shareholders’ equity	47,373	45,730	1,613,298	1,512,022

Noncontrolling interest	15,167	14,587	516,526	482,302

Total equity	62,540	60,317	2,129,824	1,994,324

Total liabilities and equity	112,367	109,382	$3,826,702	$3,616,645

(*) The US$ amounts as of December 31, 2009 were derived from the audited consolidated financial statements of Comstar-UTS for the years ended December 31, 2009 and 2008 and should be read in conjunction with these statements.

“COMSTAR — United TeleSystems” OJSC

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,		Three months ended March 31,
	2010	2009	2010	2009
	(RUR million)		(US$ thousand)
Operating activities:
Net income	2,469	595	$82,868	$13,939
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortisation	1,456	1,493	48,687	44,132
Stock-based compensation	(8)	40	(260)	1,069
Change in fair value of purchased call option	—	137	—	4,810
Reversal of provision for long-term investments and loans	—	(150)	—	(4,329)
Loss from disposal of fixed assets and other non-cash items, net	56	29	1,872	858
Compensation of losses from third parties	(58)	(36)	(1,956)	(1,057)
Amortisation of deferred finance charges	3	3	111	80
Deferred taxes	(43)	39	(1,493)	1,026
Foreign currency transactions loss on non-operating activities, net	(17)	755	(553)	22,245
Postretirement benefits	13	16	443	484
Provision for doubtful debts	75	232	2,504	6,846
Inventory obsolescence charge	—	—	(5)	—

Changes in operating assets and liabilities:

Trade receivables	(622)	(439)	(20,796)	(12,949)
Other receivables, prepaid expenses and other current assets	232	(318)	7,772	(9,364)
Inventories and spare parts	(72)	(120)	(2,424)	(3,530)
Trade accounts payable, accrued expenses and other current liabilities	999	1,298	33,429	38,266
Deferred connection fees	(110)	(51)	(3,672)	(1,495)
Subscriber prepayments	47	(63)	1,558	(1,851)

Net cash provided by operating activities	4,420	3,460	$148,085	$99,180

“COMSTAR — United TeleSystems” OJSC

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Three months ended March 31,		Three months ended March 31,
	2010	2009	2010	2009
	(RUR million)		(US$ thousand)
Investing activities:

Purchases of property, plant and equipment	(388)	(1,840)	$(12,976)	$(54,234)
Proceeds from sale of property, plant and equipment	6	22	213	642
Purchases of intangible assets	(107)	(184)	(3,572)	(5,430)
Acquisition of subsidiaries	(187)	—	(6,245)	—
Purchases of long-term investments and loans	—	(14)	—	(413)
Proceeds from sale and redemption of long-term investments and loans	4	—	137	—
Purchases of short-term investments and loans	(9,200)	—	(307,792)	—
Proceeds from sale and redemption of short-term investments and loans	2,997	8,915	100,267	261,945

Net cash (used in) / provided by investing activities	(6,875)	6,899	(229,968)	202,510

Financing activities:

Acquisition of Stream-TV	—	(103)	—	(3,044)
Acquisition of noncontrolling interests in existing subsidiaries	(175)	(28)	(5,856)	(816)
Proceeds from borrowings	—	56	—	1,641
Principal payments on borrowings	(231)	(9,153)	(7,729)	(266,964)
Principal payments on capital lease obligations	(13)	(61)	(444)	(1,810)
Dividends paid	—	(0)	—	(3)

Net cash used in financing activities	(419)	(9,289)	(14,029)	(270,996)

Effects of foreign currency translation on cash and cash equivalents	2	37	5,553	(6,585)

Net (decrease)/increase in cash and cash equivalents	(2,872)	1,107	(90,359)	24,109

Cash and cash equivalents, beginning of the period	7,517	1,822	248,542	62,005

Cash and cash equivalents, end of the period	4,645	2,929	$158,183	$86,114